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                          April 22, 2024

       Alan B. Miller
       Chief Executive Officer and President
       Universal Health Realty Income Trust
       Universal Corporate Center
       367 South Gulph Road
       King of Prussia, Pennsylvania 19406

                                                        Re: Universal Health
Realty Income Trust
                                                            Registration
Statement on Form S-3
                                                            Filed April 16,
2024
                                                            File No. 333-278730

       Dear Alan B. Miller:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Warren J. Nimetz, Esq.